August 11, 2011

United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Attention of Mr. Donald Delaney

File No. 000-52689

Dear Sir:

We are responding to your letter dated August 1, 2011.

Form 10-K for Fiscal Year ended December 31, 2010:

Signatures, page 37:
Item 1: We will refile Form 10-K per your recommendation.

Form 10-Q for Fiscal Quarter ended March 31, 2011:

Exhibit 31.1
Item 2: Officer's titles will be omitted from the first line of section 302 certification in future filings.

Engineering comments

Item 3: we will comply.

Item 4: Production and cost information will no longer appear until a feasibility study is completed.

Form 10-K for Fiscal Year ended December 31, 2010:

Item 5: all estimates of quantities of ruby and gold will be removed.

Item 6:

1) the Form 10-Q for June 30, 2011 will state that our mining properties are exploratory in nature and without known reserves.
2) Mining permits – Montclerg:
   The 23 claims were purchased from Lam Chan Tho for 5,000,000 shares of the Company's Common Stock. The claims will be registered in the Company's name once the MINING RIGHTS TRANSFER is filed with the Government of Quebec, Canada.

   Mining permits – Samlout, Cambodia:
   The exploration rights belong to our subsidiary Millennium International Group, PLC for a period of 50 years. Our plan is to obtain production permits in order to bring the alluvial and eluvial deposits into commercial production. These permits cost $2,500,000 and will be obtained once the Company has raised the necessary capital.

3) Description of infrastructure and sources of water and power have been disclosed in 10-Q for June 30, 2011

We trust that the information and explanations herein will be considered as adequate and complete and in conformity with SEC requirements. We will welcome any additional comments and will address them in a timely fashion. As we are in the process of completing our Form 10-Q for the period ended June 30, 2011 we will incorporate the information herein.

Should you have any questions or require any further information, please do not hesitate to contact us.

Yours very truly,

Robert Vivian

President & CEO

Shamika 2 Gold Inc.